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                                  [OMNI LOGO]

                                   PO BOX 3761
                               LAFAYETTE, LA 70502
                     OFFICE: 337-896-6664 FAX: 337-896-6655


                                February 12, 2004


VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Division of Corporation Finance

Re:      OMNI Energy Services Corp.
         Application for Withdrawal of Registration Statement on Form S-3, File Number: 333-111313
         Filing Date: December 18, 2003

         Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), OMNI Energy Services Corp. (the "Company") hereby requests withdrawal of the Company's Registration Statement on Form S-3 (File Number 333-111313) (the "Registration Statement").

         The Company filed the Registration Statement to register the resale of 5,098,685 shares of Company common stock (which includes 3,333,333 shares that may be issued upon conversion of 7,500 shares of Company Series A Preferred Stock and 1,226,666 shares that may be issued upon conversion of 4,600 shares of Company Series B Preferred Stock). The Registration Statement was filed in connection with an oral understanding between the Company and the holder of the shares of common stock and preferred stock (the "Selling Shareholder"). The Company and the Selling Shareholder were unable to reach agreement with respect to the registration of these shares and, as a result, the Company no longer has any obligation to file and maintain the Registration Statement.

         No securities have been sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission.

         Please contact me at (337) 896-2729 or David Taylor of Locke Liddell & Sapp LLP at (713) 226-1496 if you have any questions or comments.


                                            Sincerely,

                                            /s/ G. DARCY KLUG
                                            -----------------------
                                            G. Darcy Klug
                                            Chief Financial Officer


cc:   David Taylor (via facsimile)
      Locke Liddell & Sapp LLP